Exhibit 99.1

Nexters announces changes to its headcount

June 29, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), today announced changes to its headcount due to a number of economic, industry, geopolitical and company-related factors. The announced changes will impact 235 employees located in Russia, Cyprus, Turkey, Armenia, Georgia and other countries. Nexters considers these measures to be necessary in light of the aforementioned factors, yet sufficient for the Company's further successful operation and execution of its organic and inorganic growth strategy.

Earlier today, Nexters’ Co-Founder and CEO, Andrey Fadeev, held a video meeting with all Nexters’ employees to explain the reasons which led to the announced changes. Below are the key highlights of that message:

●	This year Nexters faced a number of negative external factors at the same time: the increasing likelihood of an overall macroeconomic recession, growing inflation in key markets, changes in user privacy and the advertising market, recent geopolitical events, and other factors.

●	Within the last several months, Nexters implemented a number of crisis management initiatives, including measures to optimize expenses and focus on the Company’s most critical operations businesswise.

●	Nexters’ team has doubled in 2021 to over 900 employees, however the Company faced difficulties growing its operational efficiency accordingly. Due to that, in the current environment Nexters needs to take one step back in terms of the size of the team and optimize its operation and focus.

●	Nexters values people and the contribution of everyone departing from the Company and will provide certain departure benefits such as compensation, an extension of medical insurance, psychological support, assistance with new employment, and relocation support, if needed.

●	This difficult decision has been made only after careful consideration of the options available to Nexters in the current environment, but was determined necessary to secure the resiliency of the Company, which will also require continued hard work, clear vision and full dedication from everyone in the team.

Nexters will keep to its previously announced plans to continue the expansion of its existing titles, launching new ones, and developing the Company's merger & acquisition initiatives.

About Nexters

Nexters is an international game development company which, thanks to such hit games like Hero Wars, Throne Rush, and others, reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals from more than 20 countries. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.